American Lorain Corporation
Beihuan Road
Junan County
Shandong, China 276600

May 9, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549
Attention: Mr. Brad Skinner, Senior Assistant Chief Accountant

Re:	American Lorain Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
Response Letter Dated March 22, 2012
File No. 1-34449

Dear Mr. Skinner:

On behalf of American Lorain Corporation (“we” or the “Company”), we respond as follows to the Staff’s comment letter dated April 25, 2012 relating to the above-captioned annual reports on Form 10-K. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Controls and Procedures, page 31

1.	Disclosure on page 31 of your filing indicates that you concluded that your disclosure controls and procedures (DCP) were not effective “due to the material weakness in our internal control over financial reporting described below”. However, the disclosure regarding your internal control over financial reporting (ICFR) does not describe a material weakness and indicates that you have concluded that your ICFR was effective as of December 31, 2011.

Response:

In response to the Staff’s comment, we have amended the Form 10-K to disclose a material weakness in our internal control over financial reporting, and management’s conclusion that as a result our internal controls over financial reporting was ineffective as of December 31, 2011.

2.	We note your response to prior comment 1 from our letter dated March 08, 2012 in which you provide more detailed descriptions of the professional backgrounds, training and education of your accounting and finance personnel who are primarily responsible for the preparation and review of U.S. GAAP financial statements. We have considered this additional information and continue to believe that you do not have the requisite experience to prepare financial statements in accordance with U.S. GAAP. In this regard, we note that, based on both your response and information obtained from State University of New York at Buffalo, the masters degree held by your CFO is primarily focused on financial and investment management, rather than financial reporting under U.S. GAAP. Similarly, we note that the Chartered Financial Analyst designation is primarily focused on portfolio and investment management. Separately, we note that your Chief Accountant does not appear to have any training or experience related to the preparation of financial statements in accordance with U.S. GAAP. Finally, we note that your Chief Financial Officer Assistant does not hold a professional designation such as a Certified Public Accountant in the U.S., has not attended a U.S. institution or educational program, and does not have experience preparing financial statements in accordance with U.S. GAAP other than that obtained in their current role.

Notwithstanding the material weakness to which you referred in your existing disclosure, we believe that the limited education and training in U.S. GAAP of your accounting and finance personnel also constitute a material weakness and thus your internal controls over financial reporting would not be effective. Please revise your conclusion on internal controls over financial reporting and explain in detail in your amendment that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures.

Response:

In response to the Staff’s comment, we have amended the Form 10-K to disclose a material weakness in our internal controls over financial reporting resulting from the limited education and training in U.S. GAAP of our accounting and finance personnel, and management’s conclusion that as a result our internal controls over financial reporting was ineffective as of December 31, 2011. In further response to the Staff’s comment, we have included disclosure in the Amended 10-K as to how we will remedy this material weakness.

Sincerely,

/s/ David She
David She
Chief Financial Officer
American Lorain Corporation